NO ACT

DC
PE
1-9-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021468

January 16, 2008

Received SEC
JAN 16 2008
Washington, DC 20549

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/16/2008

Re: OGE Energy Corp.
Incoming letter dated January 9, 2008

Dear Mr. Joseph:

This is in response to your letter dated January 9, 2008 concerning the shareholder proposal submitted to OGE by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

3

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

RECEIVED
2008 JAN 11 PM 3:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 9, 2008

No-Action Request
1934 Act/Rule 14a-8

1:35

SEC Mail
Mail Processing
Section

JAN 11 2008

Washington, DC
109

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: OGE Energy Corp.
Shareholder Proposal of Gerald Armstrong

Ladies and Gentlemen:

On behalf of our client OGE Energy Corp., an Oklahoma corporation, (the "Company") we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Gerald R. Armstrong (the "Proponent") from its 2008 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 22, 2008. The definitive copies of the 2008 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 1, 2008. We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2008 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

ATLANTA • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK
MILAN • MUMBAI* • MUNICH • NEW DELHI* • NEW YORK • PARIS • PITTSBURGH • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON
*ASSOCIATE FIRM

Discussion of Reasons for Omission

Rule 14a-8(i)(3) — THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING RULE 14A-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS

Rule 14a-8(i)(3) of the Securities Exchange Act of 1934 provides that an issuer may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement violates any of the SEC proxy rules, including Rule 14a-9 prohibiting materially false or misleading statements in proxy soliciting materials. The Company believes that Mr. Armstrong's supporting statement to the Proposal is false and misleading. The Company believes that this Proposal and supporting statement "will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules" and accordingly the Company recommends that the Staff "find it appropriate for [the Company] to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001).

Proponent has made the following statements in support of the Proposal which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules:

1. **Proponent's Statements:** *"The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation."; "Because of [the current election structure], shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability."; "[S]hareholders may benefit from greater accountability afforded by annual election of <u>all</u> directors."; "The performance of our management and our Board of Directors is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments."*

This series of statements suggests that the Company's Board of Directors has in some way neglected its duties. This is a false and misleading statement. The Company believes that the Board members have skillfully managed the affairs of the Company. As reported in the Company's 10-K for the year ended December 31, 2006, for the five year period ending December 31, 2006, the Company's cumulative total returns for its stock significantly outperformed each of the S&P 500 Index and the S&P 500 Electric Utilities Index. The statements imply that the Board, having been "more strongly tested due to economic conditions," has failed in its response. It is unclear from the Proponent's statements, however, how the Board has (in the Proponent's view) improperly responded to economic conditions and failed shareholders in its duties. Indeed, the Board is held to a vigorous standard of accountability by performance of its fiduciary duties and legal obligations under Oklahoma law. Finally, the Proponent implies that having a staggered board precludes accountability and performance, or even that the current Board is unaccountable because not all members are elected annually. None of these presumptions are correct or in any way supported.

2. **Proponent's Statement:** *"A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School . . . found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value."*

Proponent's statement mischaracterizes the cited study and is a false and misleading statement. The Proponent suggests that the annual election of directors increases firm performance and firm value. However, the authors of the report specifically state that "we make no claims about the direction of causality between governance and performance." Moreover, the Proponent suggests that a premise of the study is that the annual election of directors is a practice that inherently favors shareholders. This is patently false. The authors of the study make clear that the governance indices used (such as annual board election vs. staggered board) do "not require any judgments about the efficacy or wealth effects of any of these provisions." Rather, the study "only consider[s] the impact on the balance of power." Although the study characterizes an annual election provision as one that increases the control rights of shareholders, in no way does the study suggest that such a provision unequivocally favors shareholders. In fact, the authors of the study explain that, in contrast to an annually elected board, a staggered board is commonly used to deter hostile takeovers and that takeover defenses can benefit shareholders and "lead to an increase in overall shareholder wealth." The Proponent suggests that de-staggering the board will increase the value of the Company, which is misleading and without support. The Proponent completely disregards important principles of the cited study and ignores other credible commentary that support the view that staggered boards enhance value by forcing bidders to make attractive offers.

Conclusion

For the foregoing reasons, the Company believes that the Proposal and its supporting statement are both false and misleading, painting the Company in an inaccurate and materially misleading manner, and therefore intends to omit the Proposal and the supporting statement on this basis. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponent.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

Robert J. Joseph

cc: Gerald R. Armstrong

Exhibit A

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
November 17, 2007

The Corporate Secretary
OGE ENERGY CORP.
Post Office Box 321
Oklahoma City, Oklahoma 73101-0321

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of OGE ENERGY CORP., at the coming annual meeting in 2008, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 79.9356 shares are registered in my name, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Certified Mail No. 7006 0100 0003 2172 6278

RECEIVED
NOV 26 2007
BY:

Exhibit A

RESOLUTION

That the shareholders of OGE ENERGY CORP. request its Board of Directors to take the steps necessary to eliminate classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

STATEMENT

The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our board of directors is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

U. S. Bancorp, Associated Banc-Corp, Piper-Jaffray Companies, Fifth-Third Bancorp, Pan Pacific Retail Properties, Qwest Communications International, Xcel Energy, Greater Bay Bancorp, North Valley Bancorp, Pacific Continental Corporation, Regions Financial Corporation, CoBiz Financial Inc., Marshall & Ilsley Corporation, and Wintrust Financial, Inc. are among the corporations electing directors annually because of the efforts of the proponent.

The performance of our management and our Board of Directors is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect a need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: OGE Energy Corp.
Incoming letter dated January 9, 2008

The proposal requests that the board take the necessary steps to eliminate the classification of terms for its board of directors to require that all directors stand for election annually.

We are unable to concur in your view that OGE may exclude the proposal under rule 14a-8(i)(3). Accordingly, do not believe that OGE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

William A. Hines
Special Counsel

END